Exhibit 99.4

Hydro-Québec

Financial Results

KEY FIGURES

Third Quarter 2025

NET INCOME	INVESTMENTS
$553M	$2,272M

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC
36.8 TWh	2.7 TWh
$3,002M	$365M

First Three Quarters of 2025

NET INCOME	INVESTMENTS
$2,830M	$5,564M

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC
134.7 TWh	9.4 TWh
$11,065M	$1,426M

Management’s Discussion and Analysis

Highlight: Electricity exports	Thanks to the proactive and flexible management of its water resources and the reliability and effective operation of its generating and transmission equipment, Hydro-Québec was able to capitalize on favourable market conditions in the first quarter. The company increased electricity exports to take advantage of high prices arising from strong demand. In the following quarters, prices fell as winter drew to a close and the focus therefore shifted to increasing purchases as a means of replenishing part of its energy reserves in the context of low runoff levels that have persisted since 2023. As a result, Hydro-Québec generated significant net income in the first three quarters of 2025, with the positive contribution of 2 TWh regarding water levels in reservoirs allowing it to mitigate the impact of low runoff.

Quarterly results	In the third quarter of 2025, Hydro-Québec’s net income totalled $553 million, up $209 million from the $344 million recorded for the same period the previous year.

This increase is mainly due to the $256 million gain recognized on the disposal of Hydro-Québec’s investment in Innergex énergie renouvelable inc. It is also due to an $85-million increase in electricity sales in Québec, mainly as a result of the indexation of rates on April 1, 2025, as well as a $140-million positive variance resulting from the upward reassessment of obligations related to the dismantling of the Gentilly-2 nuclear facilities in 2024. However, these positive impacts were partially offset by prudent reservoir management, which led to a $112-million decrease in electricity sales to markets outside Québec and a $141-million increase in electricity purchases, mainly due to increased purchases for electricity export purposes, in a context of persistently low runoff.

Summary of results for the first three quarters	Amid cold temperatures across all markets in the first quarter, Hydro-Québec recorded net income of $2,830 million for the first nine months of 2025. This is an increase of $641 million compared to the $2,189 million recorded for the same period in 2024.

This sharp increase is mainly due to a $1,032-million spike in electricity sales. In Québec, colder temperatures in winter 2024–2025, compared to the previous winter, as well as the indexation of rates on April 1, 2024 and 2025, were a major factor behind the $790-million growth in related revenue. On markets outside Québec, weather conditions experienced during the first quarter caused energy prices to increase overall. Hydro-Québec was able to benefit from this trend by skillfully deploying its marketing strategy, which enabled it to maximize the contribution of exports. As a result, sales outside Québec rose by $242 million compared to the first three quarters of 2024. However, these positive impacts, combined with the $256-million gain on disposal of the investment in Innergex énergie renouvelable inc., were partially offset by a $553-million increase in electricity purchases, mainly through short-term purchases on the markets.

Consolidated results for the first three quarters	Revenue totalled $13,253 million, a $1,401-million increase compared to the $11,852 million recorded in the first three quarters of 2024.

In Québec, sales were up by $790 million over the same period of the previous year, when they totalled $10,275 million. On one hand, the effect of temperatures, especially the colder temperatures in winter 2024–2025 compared to the previous year, drove a 4.6-TWh increase in sales worth $415 million. Because heating accounts for the vast majority of electricity consumption during the winter months, any drop in temperatures during this period will naturally lead to an increase in the volume of electricity sales and related revenue. This impact was mostly felt during the months of January and February when temperatures were, on average, 3°C and 5°C lower, respectively, than those of 2024. On the other hand, the indexation of rates on April 1, 2024 and 2025, also resulted in additional revenue of $324 million. The indexation rate for domestic rates as of April 1, 2025, i.e., those that apply to residential and farm customers, was capped at 3%, while rates for business customers rose by 3.6%, with the exception of the large-power industrial rate (Rate L), which increased by 1.7%.

Electricity sales on external markets totalled $1,426 million, a $242-million increase from the $1,184 million recorded for the same period in 2024. Thanks to its marketing strategy, along with the reliability and effective operation of its generating and transmission equipment, Hydro-Québec was able to capitalize on attractive business opportunities during the winter. This resulted in a significant increase in revenue from sales outside Québec. In fact, temperatures in the northeastern United States followed the same trend as in Québec and were colder than last year. This led to an increased demand for energy and a sharp rise in market prices, particularly in New England—one of Hydro-Québec’s main export markets. Due to the lower-than-normal water inflows experienced since 2023, Hydro-Québec continues to manage its large reservoirs prudently and dynamically, and therefore reduced its export volume since the second quarter. This was lower than in the comparative period. Thus, the volume of 9.4 TWh for the first nine months of the year remained well below the average for the 10 years preceding the current period of low runoff.

Total expenditure amounted to $8,461 million, $643 million more than the $7,818 million recorded during the same period in 2024.

First, operational expenditure increased by $60 million, in particular due to the expansion of activities to improve service quality and reliability, in line with the priorities set out in the company’s Action Plan 2035. These activities include, among other things, servicing and maintenance activities for the electrical system. The increase in expenditure is also due to the indexation of salaries and the impact of inflation on the entire supply chain. However, these factors were mitigated by the recognition of an unfavourable adjustment in 2024 following the upward reassessment of obligations related to the dismantling of the Gentilly-2 nuclear facilities.

Electricity purchases rose by $553 million. Purchases related to export activities increased by $364 million, while short-term purchases made on the markets to meet Québec’s ad hoc requirements in winter 2024–2025 increased by $114 million. Given the milder temperatures of the previous winter, these purchases had been much more limited in the previous year. Wind power supplies rose by $100 million, driven mainly by higher output from contracted facilities.

Financial expenses totalled $1,962 million, a $117-million increase from the $1,845 million recorded a year earlier. This increase is mainly due to the impact of the new debt issues on the interest expense, taking into account the increase in the borrowing program in connection with the investment activities under the Action Plan 2035.

Investments	Investments in the first nine months of 2025 totalled $5,564 million, compared to $4,567 million in the same period in 2024. They are mainly composed of investments in property, plant and equipment and intangible assets, as well as investments in regulatory assets, notably with respect to costs related to energy efficiency and demand response initiatives, in addition to those related to vegetation control. This increase of more than 20% is in line with several priorities of the Action Plan 2035. Furthermore, it reflects the company’s commitment to reliable, high-quality service through sustained investment in its generating, transmission and distribution facilities, as well as to helping its customers consume energy more efficiently and achieve significant savings on their electricity bills. These amounts are in addition to direct investments made by Hydro-Québec’s external partners, particularly in wind power development, as well as to energy efficiency investments made by customers as part of the major energy ecosystem in which the company operates. Collectively, such investments provide a major boost to the Québec economy.

Investments in property, plant and equipment and intangible assets totalled $4,648 million during the first nine months of 2025, compared to $4,274 million for the same period of the previous year.

Investments in asset sustainment totalled $2,924 million. In particular, Hydro-Québec continued to invest in its generating facilities to ensure their long-term operability and maximize their output. Work is underway at Rapide-Blanc and Carillon generating stations in the Mauricie and Laurentides regions, respectively, and at the Bersimis-2 development in the Côte-Nord region. Regarding power transmission, the company continued the installation of two new converter units at Châteauguay substation in the Montérégie region, modernizing its equipment and systems—including through the replacement of grid control systems, special protection systems and substation protections and controls, as well as activities related to the architecture development plan for the 315-kV system on the island of Montréal. It also carried out work to optimize distribution system operations and maintain and improve the quality of its distribution assets.

Investments in development projects totalled $1,724 million. In particular, Hydro-Québec allocated significant funds to various projects to handle the growing customer base in Québec and increase output capacity. As an example, work is underway at Outardes-2 and René-Lévesque (formerly Manic-3) generating stations, in the Côte-Nord region, to increase their capacity. The construction of the Hertel–New York interconnection line, which will connect with the Champlain Hudson Power Express line to supply New York City, also continues, as does the deployment of a 320-kV direct-current line in the Chaudière-
Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between Québec and New England.

Financing	During the third quarter of 2025, Hydro-Québec carried out three fixed-rate issues on the Canadian capital market: an issue of medium-term notes maturing in 2032 for an amount of $0.8 billion, at a cost of 3.64%, and two bond issues maturing in 2065 for an amount of $0.9 billion, at an average cost of 4.53%.

Altogether, these financing activities raised $1.7 billion. That is in addition to the funds raised in the first half of the year, bringing the year-to-date total to $5.5 billion.

The funds are being used to finance a portion of the investment program, among other things.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)	Three months ended September 30			Nine months ended September 30
	Notes	2025	2024	2025	2024
Revenue	4	3,762	3,515	13,253	11,852
Expenditure
Operations		1,009	1,144	3,289	3,229
Other components of employee future benefit cost	10	(229)	(193)	(687)	(579)
Electricity purchases		724	583	2,638	2,085
Depreciation and amortization		780	741	2,305	2,198
Taxes		273	283	916	885
		2,557	2,558	8,461	7,818
Income before financial expenses		1,205	957	4,792	4,034
Financial expenses	5	652	613	1,962	1,845
Net income		553	344	2,830	2,189

Consolidated Statements of Comprehensive Income
In millions of Canadian dollars (unaudited)	Three months ended September 30			Nine months ended September 30
	Notes	2025	2024	2025	2024
Net income		553	344	2,830	2,189
Other comprehensive income	11
Net change in items designated as cash flow hedges	8	(5)	(58)	207	(128)
Net change in translation differences		55	(23)	(52)	53
Net change in items designated as net investment hedges	8	(54)	21	45	(41)
Other		(44)	1	(23)	(8)
		(48)	(59)	177	(124)
Comprehensive income		505	285	3,007	2,065

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at September 30, 2025	As at December 31, 2024
ASSETS
Current assets
Cash and cash equivalents		5,466	3,846
Short-term investments		2,924	76
Accounts receivable and other assets		4,468	3,953
		12,858	7,875
Property, plant and equipment and intangible assets		82,486	80,055
Regulatory assets		1,899	1,277
Employee future benefit assets		7,340	6,888
Other assets	6	3,185	3,614
		107,768	99,709
LIABILITIES
Current liabilities
Borrowings		2,027	1
Accounts payable and other liabilities		4,254	4,423
Dividend payable		–	1,997
Current portion of long-term debt	8	807	121
		7,088	6,542
Long-term debt	8	64,856	60,238
Employee future benefit liabilities		1,243	1,230
Other liabilities	7	2,867	2,992
		76,054	71,002
EQUITY
Share capital		4,374	4,374
Retained earnings		26,406	23,576
Accumulated other comprehensive income	11	934	757
		31,714	28,707
		107,768	99,709
Contingencies	12

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)	Nine months ended September 30
	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2024		4,374	23,576	757	28,707

Net income			2,830		2,830

Other comprehensive income	11			177	177

Balance as at September 30, 2025		4,374	26,406	934	31,714

Balance as at December 31, 2023		4,374	22,910	243	27,527

Net income			2,189		2,189

Other comprehensive income	11			(124)	(124)

Balance as at September 30, 2024		4,374	25,099	119	29,592

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30
	Notes	2025	2024	2025	2024
Operating activities
Net income		553	344	2,830	2,189
Adjustments to determine net cash flows from operating activities
Depreciation and amortization		780	741	2,305	2,198
Deficit of net cost recognized with respect to amounts paid for employee future benefits		(147)	(108)	(438)	(318)
Gain on disposal of an equity method investment	6	(260)	–	(260)	–
Other		93	246	35	547
Regulatory assets and liabilities		(418)	(134)	(805)	(246)
Change in non-cash working capital items	9	(41)	78	12	46
		560	1,167	3,679	4,416
Investing activities
Additions to property, plant and equipment and intangible assets		(1,815)	(1,648)	(4,648)	(4,274)
Acquisition of short-term investments		(1,834)	(88)	(5,069)	(1,909)
Acquisition of sinking fund securities		–	–	(313)	–
Disposal of short-term investments		1,550	917	2,243	2,491
Disposal of an equity method investment	6	556	–	556	–
Other		(144)	(24)	(260)	(26)
		(1,687)	(843)	(7,491)	(3,718)
Financing activities
Issuance of long-term debt		1,718	1,865	5,647	4,777
Repayment of long-term debt		(39)	(1,139)	(187)	(1,238)
Cash receipts arising from credit risk management		330	623	1,690	1,984
Cash payments arising from credit risk management		(391)	(827)	(1,738)	(2,061)
Net change in borrowings		(181)	(3)	2,021	2,677
Dividend paid		–	–	(1,997)	(2,466)
Other		(4)	–	14	1
		1,433	519	5,450	3,674
Foreign currency effect on cash and cash equivalents		11	(11)	(18)	12
Net change in cash and cash equivalents		317	832	1,620	4,384
Cash and cash equivalents, beginning of period		5,149	5,663	3,846	2,111
Cash and cash equivalents, end of period		5,466	6,495	5,466	6,495
Supplementary cash flow information	9

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2025 and 2024

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2024.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2024.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until November 14, 2025, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Changes in Accounting Policies

Recent change

Segmented information

On January 1, 2024, Hydro-Québec adopted, using a retrospective approach, Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures, issued by the Financial Accounting Standards Board (“FASB”) for annual periods beginning on or after that date, and for interim periods beginning on or after January 1, 2025.

This ASU requires the disclosure of additional segmented information, including the title and position of the individual or the name of the group identified as the chief operating decision maker as well as the significant expenses regularly provided for the purposes of evaluating the performance of the operating segment or segments of the entity. The required quarterly information is disclosed in Note 13, Information on the Operating Segment.

Standard issued but not yet adopted

Intangible assets

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)—Targeted Improvements to the Accounting for Internal-Use Software.

This ASU makes targeted improvements to accounting for internal-use software. Specifically, it removes all references to software development project stages and establishes a new cost capitalization criterion based on management’s authorization and the probable-to-complete recognition threshold. It can be applied using one of three transition approaches: prospective, retrospective or modified prospective basis to the financial statements for quarterly and annual periods beginning on or after January 1, 2028. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Note 3	Regulation

Distribution activities

As of April 1, 2025, electricity rates for residential customers subject to domestic rates increased by 3%, pursuant to the provisions of the Act to ensure the responsible governance of energy resources and to amend various legislative provisions (SQ 2025, c 24). The Régie de l’énergie of Québec (the “Régie”)

authorized rate increases of 3.6% for commercial customers and 1.7% for customers subject to Rate L, in accordance with decisions D-2025-022 dated February 20, 2025, and D-2025-033 dated March 6, 2025. In decisions D-2025-044 and D-2025-045 dated March 31, 2025, the Régie stated that decisions D-2025-022 and D-2025-033 were provisional rulings.

Note 4	Revenue

	Three months ended September 30				Nine months ended September 30
	2025		2024		2025		2024
Revenue from ordinary activities
Electricity sales
In Québec	3,002		2,917		11,065		10,275
Outside Québec	365		477		1,426		1,184
	3,367		3,394		12,491		11,459
Other revenue from ordinary activities	79		66		310		259
	3,446	[a]	3,460	[a]	12,801	[a]	11,718	[a]
Revenue from other activities	316	[b]	55		452	[b]	134
	3,762		3,515		13,253		11,852

a)	Including gains and losses on derivative instruments whose amounts are presented in Note 8, Financial Instruments.
b)	Including a gain of $256 million arising from the disposal of an equity method investment (see Note 6, Other Assets).

Note 5	Financial Expenses

	Three months ended September 30		Nine months ended September 30
	2025	2024 [a]	2025	2024 [a]
Net interest on long-term debt[b]	701	648	2,058	1,937
Capitalized financial expenses	(72)	(61)	(196)	(168)
Net investment income[c]	(46)	(43)	(121)	(119)
Other[d]	69	69	221	195
	652	613	1,962	1,845

a)	Prior-period data have been reclassified to conform to the presentation adopted in the current period.
b)

Including investment income of $12 million and $34 million for the three- and nine-month periods, respectively, ended September 30, 2025 ($5 million and $15 million for the corresponding periods of 2024) from securities held in the sinking funds allocated to repaying the long-term debt. The voluntary sinking fund strategy aims to issue additional bonds and to invest the funds raised in securities issued by certain provincial governments in Canada, so as to ensure the availability of funds when these debts mature in 2035.

c)

Including interest of $19 million and $56 million for the three- and nine-month periods, respectively, ended September 30, 2025 ($38 million and $138 million for the corresponding periods of 2024) on short-term borrowings and cash received as collateral. Hydro-Québec has access to a commercial paper program whose limit is US$5 billion or equivalent in C$. As part of its liquidity risk management, Hydro-Québec maintains an annual average outstanding amount of commercial paper ranging from US$2 billion to US$4 billion and can invest the funds raised in short-term investments and cash equivalents.

d)

Including guarantee fees of $70 million and $210 million for the three- and nine-month periods, respectively, ended September 30, 2025 ($65 million and $194 million for the corresponding periods of 2024) that were paid to the Québec government related to debt securities, which are charged at a rate of 0.5%.

Note 6	Other Assets

On July 21, 2025, Hydro-Québec closed the sale of its investment in Innergex énergie renouvelable inc. (“Innergex”) to the Caisse de dépôt et placement du Québec (“La Caisse”), a Québec government-owned corporation, for a cash consideration of $556 million.

This transaction followed the agreement concluded on February 24, 2025, between Innergex and La Caisse to acquire all issued and outstanding common shares of Innergex, including Hydro-Québec’s 19.9% stake.

This transaction resulted in a gain of $256 million, net of transaction costs, recognized in revenue from other activities. The gain includes the reclassification of $45 million from Accumulated other comprehensive income, arising from its share from previous periods.

Note 7	Other Liabilities

In 2024, Hydro-Québec reassessed its obligations related to the dismantling of the Gentilly-2 nuclear facilities. These reassessments resulted in a $140-million increase recorded in Other liabilities as at September 30, 2024, and operational expenditures recognized in results for the three- and nine-month periods then ended

Note 8	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated short-term borrowings and long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge: cash flow hedge or fair value hedge.

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and diesel prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage the main types of market risk:

	As at September 30, 2025	As at December 31, 2024
Currency risk
Sale (US$ million)	2,550	2,733
Purchase (US$ million)	4,334	2,964
Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	2,000	2,000
Price risk
Electricity – Sale (TWh)	5.4	5.5
Electricity – Purchase (TWh)	0.7	0.4
Aluminum (tonnes)	199,000	300,000
Diesel (millions of litres)	5.0	15.2

Note 8	Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking funds, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to measures put in place such as security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie.

As at September 30, 2025, Accounts receivable and other assets included an amount of $1,616 million ($2,231 million as at December 31, 2024) from contracts concluded with customers, including $883 million ($1,592 million as at December 31, 2024) in unbilled electricity deliveries. Accounts receivable and other assets are presented net of the allowance for credit losses of $392 million ($386 million as at December 31, 2024).

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

	As at September 30, 2025

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	555	–	37	592
Interest rate contracts	136	4	–	–	140
Price contracts	–	7	–	33	40
Gross amounts recognized	136	566	–	70	772
Less
Impact of gross amounts offset[a]					61
Impact of cash received as collateral[b]					649
Net assets					62	[c]

Liabilities
Currency contracts	–	21	34	4	59
Interest rate contracts	–	33	–	–	33
Price contracts	–	10	–	21	31
Gross amounts recognized	–	64	34	25	123
Less
Impact of gross amounts offset[a]					61
Impact of cash paid as collateral[b]					34
Net liabilities					28	[d]

Note 8	Financial Instruments (continued)

			As at December 31, 2024

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	601	–	36	637
Interest rate contracts	129	18	–	–	147
Price contracts	–	41	–	33	74
Gross amounts recognized	129	660	–	69	858
Less
Impact of gross amounts offset[a]					92
Impact of cash received as collateral[b]					719
Net assets					47	[c]

Liabilities
Currency contracts	–	41	124	4	169
Interest rate contracts	–	1	–	–	1
Price contracts	–	16	–	45	61
Gross amounts recognized	–	58	124	49	231
Less
Impact of gross amounts offset[a]					92
Impact of cash paid as collateral[b]					74
Net liabilities					65	[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.
c)	As at September 30, 2025, $37 million was recorded in Accounts receivable and other assets ($39 million as at December 31, 2024) and $25 million in Other assets ($8 million as at December 31, 2024).
d)

As at September 30, 2025, $24 million was recorded in Accounts payable and other liabilities ($62 million as at December 31, 2024) and $4 million in Other liabilities ($3 million as at December 31, 2024).

Moreover, although certain derivative instruments cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. Hydro-Québec may also transfer Treasury bills to a clearing agent as financial collateral. As at September 30, 2025, an amount of $8 million receivable in consideration of net payments ($30 million as at December 31, 2024) and an amount of $41 million receivable in consideration of the transfer of Treasury bills ($76 million as at December 31, 2024) were included in Accounts receivable and other assets, whereas an amount of $4 million payable in consideration of net cash receipts was included in Accounts payable and other liabilities (nil as at December 31, 2024). When the Treasury bills mature, the clearing agent remits the proceeds, including interest, to Hydro-Québec.

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy, based on the inputs used.

	As at September 30, 2025				As at December 31, 2024

	Level 1[a]	Level 2[b]	Level 3[c]	Total	Level 1[a]	Level 2[b]	Level 3[c]	Total
Assets	17	734	21	772	21	820	17	858
Liabilities	23	100	–	123	61	170	–	231
				649				627

a)	Fair values are derived from the closing price on the balance sheet date.
b)

Fair values are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy, aluminum or diesel prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

c)

Fair values are not based on observable inputs. The valuation technique used to classify fixed price power purchase agreements of variable volumes is based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 8	Financial Instruments (continued)

Impact of derivative instruments on results and Other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	Three months ended September 30		Nine months ended September 30

	2025	2024	2025	2024
Gains (losses) on derivatives recognized in results
Fair value hedges
Interest rate contracts[a]	8	70	4	27
Derivatives not designated as hedges
Currency contracts[b]	50	(46)	(81)	36
Price contracts[b]	(5)	66	44	94
	53 [c]	90 [c]	(33)[c]	157	[c]
Gains (losses) on derivatives reclassified from Other comprehensive income to results
Cash flow hedges
Currency contracts[d]	77	(74)	(134)	61
Interest rate contracts[a]	1	–	1	–
Price contracts[e]	5	62	(16)	345
	83 [c]	(12)[c]	(149)[c]	406	[c]
Gains (losses) on derivatives recognized in Other comprehensive income
Cash flow hedges
Currency contracts	80	(20)	(41)	62
Interest rate contracts	17	(78)	148	167
Price contracts	(19)	28	(49)	49
	78	(70)	58	278
Net investment hedges
Currency contracts	(54)	21	45	(41)
	24	(49)	103	237

a)	These amounts were recognized in Financial expenses.
b)

These derivative instruments are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. Therefore, for the three- and nine-month periods ended September 30, 2025, $(7) million and $50 million, respectively were recognized in Revenue ($74 million and $107 million for the corresponding periods of 2024), $(1) million and $(1) million, respectively, in Electricity purchases [$(3) million and $(10) million for the corresponding periods of 2024], as well as $53 million and $(86) million, respectively, in Financial expenses [$(51) million and $33 million for the corresponding periods of 2024)].

c)

The items Revenue, Electricity purchases, and Financial expenses totalled, respectively, $3,762 million, $724 million and $652 million, respectively, for the three-month period ended September 30, 2025, as well as $13,253 million, $2,638 million and $1,962 million, respectively, for the nine-month period ended on that date ($3,515 million, $583 million and $613 million for the three-month period ended September 30, 2024, as well as $11,852 million, $2,085 million and $1,845 million for the nine-month period ended on that date).

d)

For the three- and nine-month periods ended September 30, 2025, $(5) million and $(18) million, respectively, were recognized in Revenue [$(24) million and $(62) million for the corresponding periods of 2024], as well as $82 million and $(116) million, respectively, in Financial expenses [$(50) million and $123 million for the corresponding periods of 2024].

e)

For the three- and nine-month periods ended September 30, 2025, $6 million and $(15) million, respectively, were recognized in Revenue ($64 million and $344 million for the corresponding periods of 2024), and $(1) million and $(1) million, respectively, in Electricity purchases [$(2) million and $1 million for the corresponding periods of 2024].

For the three- and nine-month periods ended September 30, 2025 and 2024, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at September 30, 2025, Hydro-Québec estimated that the total gains and losses on derivative instruments in Accumulated other comprehensive income that would be reclassified to results in the next 12 months amounted to a net loss of $8 million (net gain of $42 million as at September 30, 2024).

As at September 30, 2025, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was five years (six years as at September 30, 2024).

Note 8	Financial Instruments (continued)

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at September 30, 2025			As at December 31, 2024

	Carrying amount		Fair value	Carrying amount		Fair value
Assets
Sinking funds[a,b]	1,525		1,543	1,202		1,201

Liabilities
Long-term debt[b]	65,663	[c,d]	64,889	60,359	[c,d]	61,483

a)	The sinking funds allocated to repaying the long-term debt consist of securities issued by certain provincial governments in Canada.
b)	Includes the current portion.
c)

Includes an amount of $1,484 million as at September 30, 2025 ($1,486 million as at December 31, 2024), for debts subject to a fair value hedge, which resulted in an adjustment of $128 million ($125 million as at December 31, 2024) with respect to existing hedging relationships and of $(45) million [$(51) million as at December 31, 2024] for hedging relationships terminated by Hydro-Québec.

d)	Excludes accrued interest in the amount of $450 million as at September 30, 2025 ($936 million as at December 31, 2024).

Note 9	Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30

	2025	2024	2025	2024
Change in non-cash working capital items
Accounts receivable and other assets	217	371	220	333
Accounts payable and other liabilities	(258)	(293)	(208)	(287)
	(41)	78	12	46
Activities not affecting cash
Increase in property, plant and equipment and intangible assets	33	69	99	178
Increase in operating lease assets and liabilities	10	24	23	29
	43	93	122	207
Interest paid	1,151	1,084	2,304	2,220

Note 10	Employee Future Benefits

	Three months ended September 30

	Pension Plan		Other plans		Total

	2025	2024	2025	2024	2025	2024
Current service cost	93	99	13	12	106	111
Other components of employee future benefit cost
Interest on obligations	279	290	14	17	293	307
Expected return on plan assets	(522)	(499)	–	(1)	(522)	(500)
	(243)	(209)	14	16	(229)	(193)
Net (credit) cost recognized	(150)	(110)	27	28	(123)	(82)

	Nine months ended September 30

	Pension Plan		Other plans		Total

	2025	2024	2025	2024	2025	2024
Current service cost	279	295	38	36	317	331
Other components of employee future benefit cost
Interest on obligations	834	869	46	50	880	919
Expected return on plan assets	(1,565)	(1,496)	(2)	(2)	(1,567)	(1,498)
	(731)	(627)	44	48	(687)	(579)
Net (credit) cost recognized	(452)	(332)	82	84	(370)	(248)

Note 11	Accumulated Other Comprehensive Income

					Nine months ended September 30, 2025

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other		Accumulated other comprehensive income
Balance as at December 31, 2024	471	184	(137)	210	29		757
Other comprehensive income before reclassifications	58	(52)	45	1	21		73
Less
(Losses) gains reclassified outside of Accumulated other comprehensive income	(149)	–	–	–	45	[a]	(104)
Other comprehensive income	207	(52)	45	1	(24)		177
Balance as at September 30, 2025	678	132	(92)	211	5		934

					Nine months ended September 30, 2024

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2023	656	(1)	26	(485)	47	243
Other comprehensive income before reclassifications	278	53	(41)	–	(8)	282
Less
Gains reclassified outside of Accumulated other comprehensive income	406	–	–	–	–	406
Other comprehensive income	(128)	53	(41)	–	(8)	(124)
Balance as at September 30, 2024	528	52	(15)	(485)	39	119

a)	Reclassification of a gain from Accumulated other comprehensive income to results, due to the disposal of an equity method investment (see Note 6, Other Assets).

Note 12	Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is involved in claims and legal proceedings from time to time. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain First Nations and Inuit communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. However, on June 4, 2025, Hydro-Québec and Innu Nation Inc. signed a memorandum of understanding (MOU) in which the parties committed to settling their dispute and establishing the foundations and principles of a new relationship. In September 2025, an agreement to this effect was submitted to the two communities that make up Innu Nation Inc. with a view to ratification. As elements required to ratify the agreement are currently pending, Hydro-Québec and Innu Nation Inc. are pursuing their collaboration and will decide on future steps together. A liability in the discounted amount of $67 million and a regulatory asset of the same amount were recognized, in connection with the MOU. In another action brought in 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam and the Innu of Matimekush-Lac John allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, these two communities are jointly claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of this claim.

On October 27, 2025, the Kitigan Zibi Anishinabeg instituted proceedings before the Québec Superior Court based on the claims of Aboriginal rights and titles, targeting the Canadian and Québec governments as well as Hydro-Québec and the National Capital Commission, for damages totaling $5 billion. Regarding Hydro-Québec, they allege that economic benefits were gained from the Mercier hydroelectric dam, and are asking for compensation for loss of profits along with punitive damages. Hydro-Québec is contesting the merits of these claims.

Note 13	Information on the Operating Segment

Hydro-Québec has only one operating segment. It manages its activities using a cross-functional approach. Its results and total assets are analyzed on a consolidated basis by the chief operating decision maker. Significant expenses that are submitted to the chief operating decision maker for this purpose on a regular basis over the course of the period are disclosed in the following table. Investments are also submitted.

		Three months ended September 30		Nine months ended September 30
	Notes	2025	2024	2025	2024
Revenue	4	3,762	3,515	13,253	11,852
Expenditure
Current operations[a]		901	1,024	2,924	2,890
Electricity purchases		724	583	2,638	2,085
Depreciation and amortization		780	741	2,305	2,198
Other[b]		152	210	594	645
Financial expenses	5	652	613	1,962	1,845
Net income		553	344	2,830	2,189
Investments[c]		2,272	2,931	5,564	4,567
Equity method investments on September 30				1,438	1,717

a)	Current operational expenditure is mainly composed of payroll, the cost of external services, acquisition costs of tangible and intangible property, and operating lease expenses.
b)	The other expenditure is mainly composed of taxes, other components of employee future benefit cost and current service cost of the Pension Plan.
c)

Investments are mainly composed of investments in property, plant and equipment and intangible assets, as well as investments in regulatory assets with respect to costs related to energy efficiency and demand response initiatives, in addition to those related to vegetation control.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30				Nine months ended September 30
Summary of Results	2025	2024	Change (%)		2025	2024	Change (%)
Revenue	3,762	3,515	7.0	h	13,253	11,852	11.8	h
Expenditure	2,557	2,558	–	i	8,461	7,818	8.2	h
Financial expenses	652	613	6.4	h	1,962	1,845	6.3	h
Net income	553	344	60.8	h	2,830	2,189	29.3	h

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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